August 10, 2005

VIA EDGAR AND FACSIMILE

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

RE:  CE Generation, LLC
    Form 10-K for the Year Ended December 31, 2004
    Form 10-Q for the Quarterly Period Ended March 31, 2005
            File No. 333-89521

Dear Mr. Moran:

This correspondence is being filed as our response to the additional comment with respect to CE Generation, LLC (“CE Generation” or the “Company”) and its Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and its Form 10-Q for the quarterly period ended March 31, 2005 received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated August 9, 2005 (the “Comment”). We have incorporated the Comment into this response letter in italics.

Form 10-K for the Year Ended December 31, 2004
Financial Statements, page 22
Note 5. Project Loans, page 33

1.
We note you have excluded the amounts of certain pledged assets in computing the amount of restricted net assets of the consolidated subsidiaries. Rule 4-08(e)(3) states that debt secured by certain of a subsidiary’s assets does not constitute a restriction under the rule, however, please explain to us your basis for excluding the amounts of such assets from your computation. Refer to Staff Accounting Bulletin Topic 6:K2, Financial Reporting Codification 213.02 and additional guidance which may be found on our website at

http://www.sec.gov/interps/account/sabcodet6.htm#6k2a. Further, please tell us and disclose in future filings the amount of retained earnings restricted. See Rule 4-08(e).

Response: The Company respectfully acknowledges the comment and the Commission’s need for additional clarification. In computing the Company’s total amount of restricted net assets of its consolidated subsidiaries, the Company determined that certain assets pledged as security under the financing documents are not restricted assets under Rule 4-08(e) of Regulation S-X. The Company’s proportionate share of the restricted net assets of its consolidated subsidiaries does not exceed the threshold of 25% of the Company’s consolidated net assets, which do include all pledged assets, as of the end of the most recently completed year.

The Company’s ability to pay dividends is subject to the following conditions:

-	the depositary accounts maintained in connection with the Company’s debt must be fully funded;
-	there cannot have occurred and be continuing any default or event of default under the Company’s debt; and
-	the historical debt service coverage ratio of the Company for the prior four fiscal quarters must be at least 1.5 to 1.0.

Due to the above conditions regarding the funding of the depositary accounts, the Company’s retained earnings were restricted by $19.4 million at December 31, 2004.

As discussed during a telephone call with Ms. Di Silvio today, the Company is considering filing Form 15 prior to the next Form 10-Q filing due date. However, if the Company does not file Form 15, we will continue to monitor the disclosure requirements set forth in Rule 4-08(e)(3) of Regulation S-X and will add a disclosure similar to that above to meet the requirements set forth in Rule 4-08(e)(1) of Regulation S-X in future filings.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 402.231.1597.

Sincerely,

/S/ Andrea Scheidel
Vice President and Controller